As filed with the Securities and Exchange Commission on September 18, 2003

Registration No. 333- 107985

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

PINNACLE SYSTEMS, INC.

(Exact name of Registrant as specified in its charter)

California	94-3003809
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

280 North Bernardo Ave.

Mountain View, CA 94043

(650) 626-1600

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Arthur D. Chadwick

Vice President, Finance and Administration

Pinnacle Systems, Inc.

280 North Bernardo Ave.

Mountain View, CA 94043

(650) 626-1600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Chris F. Fennell, Esq.

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (3)

Common Stock, no par value (2)	1,866,851 shares	$7.75	$14,468,095.25	$1,170.47

(1)	Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the average of the high and low prices of our common stock on August 11, 2003.
(2)	Includes preferred share purchase rights, which, prior to the occurrence of certain events, will not be exercisable or evidenced separately from the common stock.
(3)	Previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information contained in this prospectus is not complete and may be changed. The selling shareholder named herein may not sell the securities offered hereby until the Registration Statement relating to these securities has been filed and is declared effective by the Securities and Exchange Commission. This prospectus is not an offer to sell these securities and the selling shareholder is not soliciting an offer to buy these securities in any state in which the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)

PINNACLE SYSTEMS, INC.

1,866,851 Shares

COMMON STOCK

These shares may be offered and sold from time to time by a certain shareholder of Pinnacle Systems, Inc., a California corporation (“we,” “us,” “our”) identified in this prospectus under the heading of “Selling Shareholder.” The Selling Shareholder acquired the shares in connection with our acquisition of certain assets of SCM Microsystems, Inc., or SCM, and Dazzle Multimedia, Inc., a wholly-owned subsidiary of SCM, pursuant to the Asset Purchase Agreement dated June 29, 2003 by and among us, SCM and Dazzle Multimedia, Inc. (the “Purchase Agreement”).

The Selling Shareholder will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares.

YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED UNDER THIS PROSPECTUS.

Our common stock is traded on the Nasdaq National Market under the symbol “PCLE.” On September 15, 2003, the last sale price of a share of our common stock was $8.90.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                          , 2003.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholder is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

In this prospectus, “we,” “us,” and “our” refer to Pinnacle Systems, Inc. and its subsidiaries.

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WHERE TO FIND ADDITIONAL INFORMATION ABOUT US

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any document we file at the SEC’s public reference facilities in Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at http://www.pinnaclesys.com.

We have filed with the SEC a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the Selling Shareholder. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information and potentially other information in this prospectus. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the “1934 Act,” prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The documents we incorporate by reference are:

(1)    Our Annual Report on Form 10-K for the fiscal year ended June 30, 2003, filed with the SEC on September 18, 2003 pursuant to Section 13 of the 1934 Act;

(2)    The description of our Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A as filed with the SEC on December 19, 1996, as amended May 19, 1998; and

(3)  The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on September 9, 1994.

Each of these filings is available from the SEC as described above.

All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act prior to the filing of a post-effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

You may also request a copy of these filings, at no cost, by written or oral request to the following address: Chief Financial Officer, Pinnacle Systems, Inc., 280 North Bernardo Avenue, Mountain View, California 94043; telephone number (650) 526-1600.

You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

FORWARD LOOKING INFORMATION

This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the 1934 Act. Forward-looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to contain uncertainty and are forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. Reference is made in particular to the discussion set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K for the fiscal year ended June 30, 2003, which is incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, prospective purchasers of the common stock offered hereby should also carefully consider the factors set forth in this prospectus under “Risk Factors.”

PINNACLE SYSTEMS, INC.

We are a supplier of video authoring, storage, distribution and streaming solutions for broadcasters, professionals and consumers. Our products are used in the home, in the studio and on the air to create, store, and distribute video content for television programs, television commercials, pay-per-view, sports videos, corporate communications and personal home movies.

We were incorporated in California in 1986. We maintain our executive offices at 280 North Bernardo Avenue, Mountain View, California 94043, and our telephone number is (650) 526-1600. We maintain a Web site at http://www.pinnaclesys.com. Information contained on our Web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

FACTORS THAT COULD AFFECT FUTURE RESULTS

There are various factors that may cause our future net revenues and operating results to fluctuate. As a result, quarter-to-quarter variations could result in a substantial decrease in our stock price if our net revenues and operating results are below analysts’ expectations.

Our net revenues and operating results have varied significantly in the past and may continue to fluctuate because of a number of factors, many of which are outside our control. These factors include:

•	adverse changes in general economic conditions in any of the countries in which we do business, including the recent slow-down affecting North America, Europe, Asia Pacific and potentially other geographic areas;

•	increased competition and pricing pressure;

•	the timing of significant orders from and shipments to major customers, including OEMs and our large broadcast accounts;

•	the timing and market acceptance of new products and upgrades;

•	the timing of customer acceptance on large system sales;

•	our success in developing, marketing and shipping new products;

•	our dependence on the distribution channels through which our products are sold;

•	the accuracy of our and our resellers’ forecasts of end-user demand;

•	the accuracy of inventory forecasts;

•	our ability to obtain sufficient supplies from our subcontractors on a timely basis;

•	the timing and level of consumer product returns;

•	foreign currency fluctuations;

•	delays and costs associated with the integration of acquired operations;

•	the introduction of new products by major competitors; and

•	intellectual property infringement claims (by or against us).

We also experience significant fluctuations in orders and sales due to seasonal fluctuations, the timing of major trade shows and the sale of consumer products in anticipation of the holiday season. Sales usually slow down during the summer months of July and August, especially in our Business and Consumer division in Europe. Also, we attend a number of annual trade shows, which can influence the order pattern of products, including CEBIT in March, the NAB convention in April and the IBC convention in September.

Our operating expense levels are based, in part, on our expectations of future revenue. Such future revenue levels are difficult to forecast. Any shortfall in our quarterly net sales would have a disproportionate, negative impact on our quarterly net income. The resulting quarter-to-quarter variations in our revenues and operating results could create uncertainty about the direction or progress of our business, which could cause our stock price to decline.

Due to these factors, our future net revenues and operating results are not predictable with any significant degree of accuracy. As a result, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

Deteriorating market conditions and continued economic uncertainty could materially adversely impact our revenues and growth rate.

As a result of recent unfavorable economic conditions and reduced capital spending, individuals and companies have delayed or reduced expenditures, as we experienced during the fourth quarter of fiscal 2001 and the first quarter of fiscal 2002. Although our sales increased in the first, second, third and fourth quarters of fiscal 2003 from the first, second, third and fourth quarters of fiscal 2002, our revenue growth and profitability depend primarily on the overall demand for our products. If demand for these products decreases due to ongoing economic uncertainty, this may result in decreased revenues, earnings levels or growth rates. If United States or international economic conditions worsen, demand for our products may weaken, and our business, operating results, financial condition and stock price may be materially adversely affected as a result.

We recognize a substantial portion of our revenues in the last month or weeks of a given quarter.

Our sales were relatively linear throughout the quarters in fiscal 2002 and the first, second and third quarters of fiscal 2003. However, during the fourth quarter of fiscal 2003, we recognized a substantial portion of our revenues in the last month or weeks of the quarter, and our revenues depended substantially on orders booked during the last month or weeks of the quarter. We also expect to recognize a substantial portion of our revenues in the last month or weeks of the first quarter of fiscal 2004. The increase in our large systems sales, the expansion of our distribution channels, or the introduction of new products at the end of a given quarter could require us to recognize a substantial portion of our revenues in the last month or weeks of a given quarter. This makes it difficult for us to accurately predict total sales for the quarter until late in the quarter. If certain sales cannot be closed during those last weeks, sales may be recognized in subsequent quarters. This may cause our quarterly revenues to fall below analysts’ expectations.

Our revenues, particularly in the Broadcast and Professional Division, are becoming increasingly dependent on large broadcast system sales to a few significant customers. Our business and financial condition may be materially adversely affected if sales are delayed or not completed within a given quarter or if any of our significant broadcast customers terminate their relationship or contracts with us, modify their requirements, which may delay installation and revenue recognition, or significantly reduce the amount of business they do with us.

We expect sales of large broadcast systems to a few significant customers to continue to constitute a material portion of our net revenues, particularly as broadcasters transition from tape-based systems to information technology-based systems. Our quarterly and annual revenues could fluctuate significantly if:

•	sales to one or more of our significant customers are delayed or are not completed within a given quarter;

•	the contract terms preclude us from recognizing revenue during that quarter;

•	we are unable to provide any of our major customers with products in a timely manner and on competitive pricing terms;

•	any of our major customers experience competitive, operational or financial difficulties;

•	if the transition from tape-based systems to information technology-based systems slows;

•	any of our major customers terminate their relationship with us or significantly reduce the amount of business they do with us; and

•	any of our major customers reduce their capital investments in our products in response to slowing economic growth.

If we are unable to complete anticipated transactions within a given quarter, our revenues may fall below the expectations of market analysts and our stock price could decline.

We incurred losses in fiscal 2002 and fiscal 2003. We may generate losses in fiscal 2004.

In fiscal 2002, we recorded net losses of approximately $40.1 million, which included acquisition-related amortization charges. In fiscal 2003, we recorded net losses of approximately $21.9 million, which included acquisition-related amortization charges, the cumulative effect of a change in accounting principle related to goodwill, the legal judgment related to the Athle-Tech Claim, and in-process research and development costs related to the acquisition of Steinberg Media Technologies AG.

We expect to incur a net loss in the first quarter of fiscal 2004. If current economic conditions remain unfavorable or decline further, if our revenues grow at a slower rate than in the past or decline, or if our expenses increase without a commensurate increase in our revenues, we may incur net losses during the remaining quarters of fiscal 2004, and our results of operations and the price of our common stock may decline as a result.

Our goodwill and other intangible assets may become impaired, rendering their carrying amounts unrecoverable, and, as a result, we may be required to record a substantial impairment charge that would adversely affect our financial position.

In connection with our adoption of SFAS No. 142 on July 1, 2002, we recorded a goodwill impairment charge of $19.3 million during the quarter ended September 30, 2002. As of June 30, 2003, we had approximately $60.6 million of goodwill and $29.3 million of other intangible assets.

In accordance with SFAS No. 142, we will evaluate, on an annual basis or whenever significant events or changes occur in our business, whether our goodwill has been impaired. The recent general economic slowdown has adversely affected demand for our products, increasing the likelihood that our goodwill and other intangible assets will become impaired. If we determine that our goodwill has been impaired, we will recognize an impairment charge that could be significant and could have a material adverse effect on our financial position and results of operations. We have chosen the first quarter of each fiscal year as the date of the annual impairment test. A goodwill impairment charge may be required if we receive a negative ruling from DES earnout arbitration.

Our stock price may be volatile.

The trading price of our common stock has in the past, and could in the future, fluctuate significantly. These fluctuations have been, or could be, in response to numerous factors, including:

•	quarterly variations in our results of operations;

•	announcements of technological innovations or new products by us, our customers or our competitors;

•	changes in securities analysts’ recommendations;

•	announcements of acquisitions;

•	changes in earnings estimates made by independent analysts; and

•	general stock market fluctuations.

Our revenues and results of operations for any given quarter or year may be below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of our common stock. In July 2003, we announced that financial results for the fourth quarter of fiscal 2003, which ended June 30, 2003, and provided guidance for the first quarter of fiscal 2004 that was below the then current analyst consensus estimates for the first quarter of fiscal 2004. In the day following this announcement, our share price lost more than 37% of its value. Our shares continue to trade in a price range lower than the range held by our shares just prior to this announcement.

With the advent of the Internet, new avenues have been created for the dissemination of information. We do not have control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in our best interest or in the interest of our shareholders. This, in addition to other forms of investment information, including newsletters and research publications, could result in a sharp decline in the market price of our common stock.

In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for high technology companies have been particularly affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of our common stock.

In the past, following periods of volatility in the market price of a company’s stock, securities class action litigation has been brought against the issuing company. This type of litigation has been brought against us in the past and could be brought against us in the future. Any such litigation could result in substantial costs and would likely divert management’s attention and resources from the day-to-day operations of our business. Any adverse determination in such litigation could also subject us to significant liabilities.

We may be obligated to pay a purchase price adjustment in connection with our acquisition of certain assets of SCM Microsystems, Inc. and Dazzle Multimedia, Inc.

Pursuant to the Asset Purchase Agreement dated June 29, 2003 among us, SCM Microsystems, Inc. and Dazzle Multimedia, Inc., we acquired certain assets of SCM Microsystems and Dazzle Multimedia in exchange for 1,866,851 shares of our common stock and agreed to register these shares for resale by SCM Microsystems. According to the terms of the Asset Purchase Agreement, in the event that the proceeds from the sale of shares of our common stock by SCM Microsystems exceed $21,550,000, SCM Microsystems would be required to pay us an amount equal to any proceeds in excess of such amount. However, in the event that the proceeds from the sale of shares of our common stock by SCM Microsystems amount to less than $21,550,000, we agreed to pay SCM Microsystems the difference between $21,550,000 and the proceeds received by SCM Microsystems in cash. Given the decline in the market price of our common stock since July 25, 2003, the closing date of the acquisition, we may be obligated to pay SCM Microsystems pursuant to the purchase price adjustment provisions of the Asset Purchase Agreement depending on the then current market price of our common stock. Also, there may be additional purchase price adjustments for inventory and backlog.

If we do not compete effectively against other companies in our target markets, our business and results of operations will be harmed.

We compete in the broadcast, professional, business and consumer video production markets. Each of these markets is highly competitive and diverse, and the technologies for our products can change rapidly. The competitive nature of these markets results in pricing pressure and drives the need to incorporate product upgrades and accelerate the release of new products. New products are introduced frequently and existing products are continually enhanced. We anticipate increased competition in each of the broadcast, professional, business and consumer video production markets, particularly since the industry continues to undergo a period of rapid technological change and consolidation. Competition for our broadcast, professional, business and consumer video products is generally based on:

•	product performance;

•	breadth of product line;

•	quality of service and support;

•	market presence and brand awareness;

•	price; and

•	ability of competitors to develop new, higher performance, lower cost consumer video products.

Certain competitors in the broadcast, professional, business and consumer video markets have larger financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we do. In addition, some competitors have established relationships with current and potential customers of ours, and offer a wide variety of video equipment that can be bundled in certain large system sales. Finally, our OEM customers could design competitive products, making it unnecessary to incorporate our products into theirs. For example, we had approximately $11.3 million in sales to a particular OEM customer during fiscal 2003. This customer is in the process of developing its own technology to replace the product that it has purchased from us in prior quarters. Consequently, we expect future sales to this particular customer to decrease significantly by fiscal 2004. While this customer’s sales volume did not decrease or have a material adverse effect on our financial condition or results of operations during fiscal 2003, future significant decreases in customers’ volumes could have a material adverse effect on our financial condition or results of operations.

Our principal competitors in the broadcast and professional markets include:

Accom, Inc.

Avid Technology, Inc.

Chyron Corporation

Leitch Technology Corporation

Matsushita Electric Industrial Co. Ltd.

Media 100, Inc.

Quantel Ltd.

SeaChange Corporation

Sony Corporation

Thomson Multimedia

Our principal competitors in the business and consumer markets are:

Adobe Systems, Inc.

Apple Computer

Avid Technology, Inc.

Hauppauge Digital, Inc.

Matrox Electronics Systems, Ltd.

Microsoft Corporation

Roxio, Inc.

Sony Corporation

These lists are not all-inclusive.

Increased competition in the broadcast, professional, business or consumer markets could result in price reductions, reduced margins and loss of market share. If we cannot compete effectively in these markets by offering products that are comparable in functionality, ease of use and price to those of our competitors, our revenues will decrease and our operating results will be adversely affected.

Because we sell products internationally, we are subject to additional risks.

Sales of our products outside of North America represented approximately 57.7% of net sales in the quarter ended June 30, 2003, 56.7% of net sales in the quarter ended March 31, 2003, 64.1% of net sales in the quarter ended December 31, 2002 and 48.8% of net sales in the quarter ended September 30, 2002. Sales of our products outside of North America represented approximately 57.2% of net sales in the fiscal year ended June 30, 2003 and approximately 51.0% of net sales in the fiscal year ended June 30, 2002. We expect that international sales will continue to represent a significant portion of our net sales. We make foreign currency denominated sales in many, primarily European, countries. This exposes us to risks associated with currency exchange fluctuations. We expect that in fiscal 2004 and beyond, a majority of our European sales will continue to be denominated in local currencies, primarily the Euro. We have developed natural hedges for some of this risk since most of the European operating expenses are also denominated in local currency. As these local currencies, and especially the Euro, fluctuate in value against the U.S. dollar, our sales, cost of sales, expenses and income may fluctuate when translated back into U.S. dollars.

We attempt to minimize these foreign exchange exposures by taking advantage of natural hedge opportunities. In addition, we continually assess the need to use foreign currency forward exchange contracts to offset the risk associated with the effects of certain foreign currency exposures. In the year ended June 30, 2003, a change in value of one of our intercompany accounts resulted in a foreign currency remeasurement gain of $1.2 million, which we recorded as other income in our consolidated financial statements. We entered into forward contracts during the quarter ended June 30, 2003 to mitigate the change in value of this intercompany account in the future and marked the forward exchange contracts to market through income in accordance with SFAS No. 133. In future periods, gains and losses on the contracts will materially offset the gains and losses on remeasurement of this intercompany account. As of June 30, 2003, we had forward contracts to sell $15 million Euro at an average rate of 1.149. All forward contracts have durations of less than 15 months.

As of June 30, 2003, our cash, cash equivalents, restricted cash balance and short-term marketable securities totaled approximately $98.3 million, with approximately $63.3 million located in the U.S. and approximately $35.0 million located at international locations. Our cash balance from international operations included various foreign currencies, primarily the Euro, but also included the British Pound and Japanese Yen. Our operational structure is such that fluctuations in foreign exchange rates can impact and cause fluctuations in our cash balances.

In addition to foreign currency risks, our international sales and operations may also be subject to the following risks:

•	unexpected changes in regulatory requirements;

•	export license requirements;

•	restrictions on the export of critical technology;

•	political instability;

•	trade restrictions;

•	changes in tariffs;

•	difficulties in staffing and managing international operations; and

•	potential insolvency of international dealers and difficulty in collecting accounts.

We are also subject to the risks of changing economic conditions in other countries around the world. These risks may harm our future international sales and, consequently, our business.

If our products do not keep pace with the technological developments in the rapidly changing video production industry, our business may be materially adversely affected.

The video production industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. For example, the broadcast market is currently undergoing a transition from tape-based systems to information technology-based systems. Demand for our products may decrease if this transition slows or if we are unable to adapt to the next generation of industry standards. In addition, our future growth will depend, in part, upon our ability to introduce new features and increased functionality for our existing products, improve the performance of existing products, respond to our competitors’ new product offerings and adapt to new industry standards and requirements. Delays in the introduction or shipment of new or enhanced products, our inability to timely develop and introduce such new products, the failure of such products to gain significant market acceptance or problems associated with new product transitions could materially harm our business, particularly on a quarterly basis.

We are critically dependent on the successful introduction, market acceptance, manufacture and sale of new products that offer our customers additional features and enhanced performance at competitive prices. Once a new product is developed, we must rapidly commence volume production. This process requires accurate forecasting of customer requirements and attainment of acceptable manufacturing costs. The introduction of new or enhanced products also requires us to manage the transition from older, displaced products to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. In addition, as is typical with any new product introduction, quality and reliability problems may arise. Any such problems could result in reduced bookings, manufacturing rework costs, delays in collecting accounts receivable, additional service warranty costs and limited market acceptance of the product.

We are dependent on contract manufacturers and single or limited source suppliers for our components. If these manufacturers and suppliers do not meet our demand, either in volume or quality, our business and financial condition could be materially harmed.

We rely on subcontractors to manufacture our professional and consumer products and the major subassemblies of our broadcast products. We and our manufacturing subcontractors are dependent upon single or limited source suppliers for a number of components and parts used in our products, including certain key integrated circuits. Our strategy to rely on subcontractors and single or limited source suppliers involves a number of significant risks, including:

•	loss of control over the manufacturing process;

•	potential absence of adequate manufacturing capacity;

•	potential delays in lead times;

•	unavailability of certain process technologies;

•	reduced control over delivery schedules, manufacturing yields, quality and cost; and

•	unexpected increases in component costs.

As a result of these risks, the financial stability of, and our continuing relationships with, our subcontractors and single or limited source suppliers are important to our success. If any significant subcontractor or single or limited source supplier becomes unable or unwilling to continue to manufacture these subassemblies or provide critical components in required volumes, we will have to identify and qualify acceptable replacements or redesign our products with different components. Additional sources may not be available and product redesign may not be feasible on a timely basis. This could materially harm our business. Any extended interruption in the supply of or increase in the cost of the products, subassemblies or components manufactured by third party subcontractors or suppliers could materially harm our business.

We must retain key employees to remain competitive.

If certain of our key employees leave or are no longer able to perform services for us, this could materially and adversely affect our business. We believe that the efforts and abilities of our senior management and key technical personnel are very important to our continued success. As a result, our success is dependent upon our ability to attract and retain qualified technical and managerial personnel. We may not be able to retain our key technical and managerial employees or attract, assimilate and retain such other highly qualified technical and managerial personnel as are required in the future. For example, as of June 30, 2003, we had fewer than 2,000 shares available for option grants to our officers, as the proposal to increase the number of shares reserved under our 1996 Stock Option Plan was not approved by our shareholders at our 2002 Annual Meeting of Shareholders.

Also, employees may leave our employ and subsequently compete against us, or contractors may perform services for competitors of ours. If we are unable to retain key personnel, our business could be materially harmed.

Any failure to successfully integrate the businesses we have acquired or which we acquire in the future could have an adverse effect on our business or results of operations.

Over the past three years, we have acquired a number of businesses and technologies and expect to continue to make acquisitions as part of our growth strategy. In July 2003, we acquired a 95% interest in Jungle KK, a privately held distribution company in Tokyo, Japan. In July 2003, we acquired certain assets and assumed certain liabilities of SCM Microsystems, Inc. and Dazzle Multimedia, Inc. In January 2003, we acquired all of the outstanding stock of Steinberg Media Technologies AG, based in Hamburg, Germany. In October 2002, we acquired all of the outstanding stock of VOB Computersysteme GmbH, based in Dortmund, Germany. In October 2001, we acquired the business and substantially all of the assets, and assumed certain liabilities, of FAST Multimedia Holdings Inc. and FAST Multimedia AG, based in Munich, Germany. In December 2000, we acquired DVD authoring technology from Minerva. In June 2000, we acquired Avid Sports, Inc. and Propel. In April 2000, we acquired Montage. In March 2000, we acquired DES and Puffin. In August 1999, we acquired the Video Communications Division of HP. We may in the near or long-term pursue additional acquisitions of complementary businesses, products or technologies. Integrating acquired operations is a complex, time-consuming and potentially expensive process. All acquisitions involve risks that could materially and adversely affect our business and operating results. These risks include:

•	distracting management from the day-to-day operations of our business;

•	costs, delays and inefficiencies associated with integrating acquired operations, products and personnel;

•	difficulty in realizing the potential financial or strategic benefits of the transaction;

•	difficulty in maintaining uniform standards, controls, procedures and policies;

•	possible impairment of relationships with employees and customers as a result of the integration of new businesses and management personnel;

•	potentially dilutive issuances of our equity securities; and

•	incurring debt and amortization expenses related to goodwill and other intangible assets.

We may be adversely affected if we are subject to intellectual property disputes or litigation.

There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. Companies are more frequently seeking to patent software and business methods because of developments in the law that may extend the ability to obtain such patents, which may result in an increase in the number of patent infringement claims. We are also exposed to litigation arising from disputes in the ordinary course of business. This litigation, regardless of its validity, may:

•	be time-consuming and costly to defend;

•	divert management’s attention away from the operation of our business;

•	subject us to significant liabilities;

•	require us to enter into royalty and licensing agreements that we would not normally find acceptable; and

•	require us to stop manufacturing or selling or to redesign our products.

Any of these results could materially harm our business.

In the course of business, we have received communications asserting that our products infringe patents or other intellectual property rights of third parties. We are currently investigating the factual basis of any such communications and will respond accordingly. It is likely that, in the course of our business, we will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of our products, or relating to current or future technologies, we may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation. In the event there is a successful claim of patent infringement against us requiring us to pay royalties to a third party and we fail to develop or license a substitute technology, our business, results of operations or financial condition could be materially adversely affected. In cases where we may choose to avoid litigation and agree to certain royalty terms, the payment of those royalties could have a material impact on our financial results. The magnitude of such royalties would be even higher if they pertained to intellectual property contained within our consumer products since the volume and numbers of consumer products sold by the company have increased significantly during the last few years.

We may be adversely affected if we initiate intellectual property litigation.

It may be necessary for us to initiate litigation against other companies in order to protect the patents, copyrights, trade secrets, trademarks and other intellectual property rights owned by us. Such litigation can be costly and there can be no assurance that companies involved in such litigation would be prevented from using our intellectual property. In addition, such actions could:

•	divert management’s attention away from the operation of our business;

•	result in costly litigation that could materially affect our financial results; and

•	result in the loss of our proprietary rights.

We may be unable to protect our proprietary information and procedures effectively.

We must protect our proprietary technology and operate without infringing the intellectual property rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect our proprietary technology. In addition, we generally enter into confidentiality and nondisclosure agreements with our employees and OEM customers and limit access to, and distribution of, our proprietary technology. These steps may not adequately protect our proprietary information nor give us any competitive advantage. Others may independently develop substantially equivalent intellectual property (or otherwise gain access to our trade secrets or intellectual property), or disclose such intellectual property or trade secrets. Additionally, policing the unauthorized use of our proprietary technology is costly and time-consuming, and software piracy can be expected to be a persistent problem. If we are unable to protect our intellectual property, our business could be materially harmed.

We rely on dealers, VARs and OEMs to market, sell and distribute many of our products. In turn, we depend heavily on the success of these resellers. If these resellers are not successful in selling our products or if we are not successful in opening up new distribution channels, our financial performance will be negatively affected.

A significant portion of our sales are sourced, developed and closed through dealers, VARs and OEMs. We believe that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market our products or may experience financial difficulties or even close operations. In addition, our dealers and retailers are not contractually obligated to sell our products. Therefore, they may, at any time, refuse to promote or distribute our products. Also, since many of our distribution arrangements are non-exclusive, our resellers may carry our competitors’ products and could discontinue our products in favor of our competitors’ products.

Also, since these distribution channels exist between us and the actual market, we may not be able to accurately gauge current demand for products and anticipate demand for newly introduced products. For example, dealers may place large initial orders for a new product based on their forecasted demand, which may or may not materialize.

With respect to consumer product offerings, we have expanded our distribution network to include several consumer channels, including large distributors of products to computer software and hardware retailers, which in turn sell products to end users. We also sell our consumer products directly to certain retailers. Our consumer product distribution network exposes us to the following risks, some of which are out of our control:

•	we are obligated to provide price protection to our retailers and distributors and, while the agreements limit the conditions under which product can be returned to us, we may be faced with product returns or price protection obligations;

•	these distributors or retailers may not continue to stock and sell our consumer products; and

•	retailers and distributors often carry competing products.

As a result of these risks, we could experience unforeseen variability in our revenues and operating results.

Excess or obsolete inventory, and overdue or uncollectible accounts receivables, could weaken our cash flow, harm our financial condition and results of operations and cause our stock price to fall.

The downturn in the global economy contributed to a reduced demand for some of our products in fiscal 2003. Although our sales increased in fiscal 2003 as compared to fiscal 2002, if the economy experiences a “double dip” recession or if our industry experiences a decline during fiscal 2004 or beyond, we may experience increased exposure to excess and obsolete inventories and higher overdue and uncollectible accounts receivables. If we fail to properly manage these inventory and accounts receivables risks, our cash flow may be weakened, and our financial position and results of operations could be harmed as a result. This, in turn, may cause our stock price to fall.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares by the Selling Shareholder. All proceeds from the sale of our common stock will go to the Selling Shareholder if it offers and sells its shares. Please refer to the discussion set forth under “Plan of Distribution” below regarding the potential cash adjustment payments between us and the Selling Shareholder pursuant to the Asset Purchase Agreement as described below under “Selling Shareholder.”

SELLING SHAREHOLDER

The following table sets forth information with respect to the number of shares of common stock beneficially owned by the Selling Shareholder named below both prior to this offering and assuming the sale of all shares offered hereby. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public resale of the shares, and the Selling Shareholder may offer the shares for resale from time to time.

The shares being offered by the Selling Shareholder were acquired in connection with our acquisition of certain assets of SCM Microsystems, Inc. (“SCM”) and Dazzle Multimedia, Inc., a wholly-owned subsidiary of SCM, pursuant to the Asset Purchase Agreement dated June 29, 2003 by and among us, SCM and Dazzle Multimedia, Inc. (the “Purchase Agreement”). The shares were issued pursuant to an exemption from the registration requirements of the Securities Act.

The shares offered by this prospectus may be offered from time to time by the Selling Shareholder named below:

	Number of Shares Beneficially Owned Prior to the Offering		Number of Shares Being Offered	Number of Shares Beneficially Owned After the Offering (2)
Name of Selling Shareholder	Number	Percent		Number	Percent
SCM Microsystems, Inc.	1,866,851	2.9% (1)	1,866,851	—	—%

(1)	Based on 65,495,595 shares of common stock outstanding as of July 31, 2003, excluding treasury stock.
(2)	Assumes the sale of all of the shares of common stock offered by the Selling Shareholder. This registration statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of our outstanding common stock.

Pursuant to the terms of the Declaration of Registration Rights dated July 25, 2003 by and between us and SCM Microsystems, Inc. (the “Rights Agreement”), entered into in connection with the closing of the asset acquisition under the Purchase Agreement, we undertook to register, on a registration statement of which this prospectus is a part, all of the shares to be issued to the Selling Shareholder. The Rights Agreement also includes certain indemnification and contribution arrangements between us and the Selling Shareholder.

PLAN OF DISTRIBUTION

The Selling Shareholder will appoint a broker-dealer to conduct a sale of the shares on the open market over the sixty (60) trading day period commencing on the first trading day following the date on which this registration statement is declared effective by the SEC (the “Open Market Period”), such that 1/60th of the shares will be sold on each trading day during the Open Market Period. In the event that this registration statement is not declared effective as of November 22, 2003, the Selling Shareholder may direct its broker-dealer to sell the shares in an all-cash private transaction. In the event that this registration statement is declared effective by the SEC after August 29, 2003 but on or before November 22, 2003, the Open Market Period will be reduced to a number of trading days equal to a number of trading days between the effective date of this registration statement and November 22, 2003 (but no less than thirty (30) trading days), in which case the broker-dealer will sell on each trading day a number of shares equal to the then-unsold number of shares, divided by the number of trading days in the Open Market Period (but no more than 1/30th of the unsold shares per trading day), after which date the Selling Shareholder may direct its broker-dealer to sell the remaining shares in a private sale. In the event this registration statement remains subject to a blackout period or is not continuously effective for sixty (60) trading days by December 22, 2003, the Selling Shareholder may instruct its broker-dealer to sell all or the remaining shares in a private sale.

The broker-dealer may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholder and/or purchasers of the shares, for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholder will act independently of us in making decisions with respect to the timing, manner and size of each sale.

The aggregate proceeds to the Selling Shareholder from the sale of the shares under this registration statement will be up to an amount equal to $21,550,000, less any brokerage commissions of the broker-dealer incurred in such sale. In the event that the aggregate proceeds from the sale of the shares under this registration statement or in a private sale exceed $21,550,000, the broker-dealer will pay such excess amount to us in cash pursuant to the terms of the Purchase Agreement. In the event that the aggregate proceeds from the sale of the shares under this registration statement or in a private sale are less than $21,550,000, we will pay the Selling Shareholder the difference between $21,550,000 and the aggregate proceeds received by the Selling Shareholder in cash pursuant to the terms of the Purchase Agreement. The Selling Shareholder and any dealers or agents that participate in the distribution of the shares, including Selling Shareholder’s broker-dealer, may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on the sale of the shares by it and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

To the extent required, the specific shares of common stock to be sold, the name of the Selling Shareholder, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

We have agreed to bear certain expenses of registration of the shares under the federal and state securities laws and of any offering and sale hereunder, not including certain expenses, such as commissions, underwriting discounts and fees of dealers or agents attributable to the sale of the shares under this registration statement, and fees and expenses of the Selling Shareholder’s counsel and any other advisors attributable to the sale of the shares.

The Rights Agreement provides that we will indemnify the Selling Shareholder against certain liabilities, including liabilities under the Securities Act. The Selling Shareholder has agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

We may suspend the use of this prospectus if our Board of Directors in its good faith judgment deems it advisable to suspend the use of the prospectus for a discrete period of time due to pending material developments with respect to us that have not yet been publicly disclosed and as to which the Board of Directors determines in good faith that public disclosure would be materially prejudicial to us. We may not exercise this delay right more than twice in any four-month period and the period of delay shall not exceed thirty (30) days as to a single suspension or sixty (60) days in the aggregate. We are required to use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to become and remain effective (subject to the delay rights described above) until the earlier to occur of (i) the date on which all shares included within the registration statement of which this prospectus is a part have been sold; or (ii) the first anniversary of the date of the issuance of the Shares included within the registration statement of which this prospectus is a part.

Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

There can be no assurance that the Selling Shareholder will sell any or all of the shares of our common stock offered by it hereunder.

EXPERTS

Our consolidated financial statements and schedule as of June 30, 2003 and 2002 and for each of the years in the three-year period ended June 30, 2003 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC registration Fee	$1,171
Printing expenses	$10,000
Legal fees and expenses	$25,000
Accounting fees and expenses	$10,000
Miscellaneous	$3,829

Total	$50,000

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by Section 204(a) of the California General Corporation Law, our Articles of Incorporation eliminate a director’s personal liability for monetary damages to us and our shareholders arising from a breach or alleged breach of the director’s fiduciary duty, except for liability arising under Sections 310 and 316 of the California General Corporation Law or liability for (i) acts or omissions that involve intentional misconduct or knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of us or our shareholders or that involve the absence of good faith on the part of the director, (iii) any transaction from which a director derived an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director’s duty to us or our shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director’s duties, of a risk of serious injury to us or our shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to us or our shareholders, (vi) interested transactions between the corporation and a director in which a director has a material financial interest, and (vii) liability for improper distributions, loans or guarantees. This provision does not eliminate the directors’ duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under California law.

Sections 204(a) and 317 of the California General Corporation Law authorize a corporation to indemnify its directors, officers, employees and other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses) under certain circumstances for liabilities arising under the Securities Act. Our Articles of Incorporation and Bylaws contain provisions covering indemnification to the maximum extent permitted by the California General Corporation Law of corporate directors, officers and other agents against certain liabilities and expenses incurred as a result of proceedings involving such persons in their capacities as directors, officers employees or agents, including proceedings under the Securities Act or the Securities Exchange Act of 1934. We have entered into Indemnification Agreements with our directors and executive officers.

The Rights Agreement provides that we will indemnify the Selling Shareholder against certain liabilities, including liabilities under the Securities Act and the Selling Shareholder will indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act.

ITEM 16.    EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
2.4(1)	Asset Purchase Agreement dated June 29, 2003 by and among Pinnacle Systems, Inc., SCM Microsystems, Inc. and Dazzle Multimedia, Inc.
4.1(2)	Preferred Share Rights Agreement, dated December 12, 1996, between Pinnacle Systems, Inc. and ChaseMellon Shareholder Services, L.L.C.
4.1.1(2)	Amendment No. 1 to Preferred Shares Right Agreement dated as of April 30, 1998 by and between Pinnacle Systems, Inc. and ChaseMellon Shareholder Services, L.L.C.
4.10(3)	Declaration of Registration Rights dated July 25, 2003 by and between Pinnacle Systems, Inc. and SCM Microsystems, Inc.
5.1(3)	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1	Consent of Independent Auditors.
23.2(3)	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1(3)	Power of Attorney (included in the signature page to this registration statement).

(1)	Incorporated by reference to our Current Report on Form 8-K, as filed on August 8, 2003.
(2)	Incorporated by reference to our Registration Statement on Form 8-A as declared effective by the SEC on February 17, 1997 and as amended by Amendment No. 1 thereto on Form 8-A/A filed on May 19, 1998.
(3)	Previously filed.

ITEM 17.    UNDERTAKINGS

We hereby undertake:

1.    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(a)    To include any prospectus required by Section 10(a)(3) of the Securities Act;

(b)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(c)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a) and (b) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by us pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in the Registration Statement.

2.    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.    That, for the purpose of determining any liability under the Securities Act, each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the 1934 Act), that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that, for the purpose of determining any liability under the Securities Act each filing of our annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the 1934 Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

We hereby undertake to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the 1934 Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form S-3 and have duly caused this Amendment No. 1 to the registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mountain View, State of California, on the 18th day of September 2003.

PINNACLE SYSTEMS, INC.

By:	/s/ J. KIM FENNELL

President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each such person whose signature appears below constitutes and appoints, jointly and severally, J. Kim Fennell and Arthur D. Chadwick his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this registration statement on Form S-3 (including post-effective amendments), to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 426(b) promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, thereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutions, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the registration statement on Form S-3 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ J. KIM FENNELL J. Kim Fennell	President, Chief Executive Officer and Director (Principal Executive Officer)	September 18, 2003

/s/ ARTHUR D. CHADWICK Arthur D. Chadwick	Vice President, Finance and Administration, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	September 18, 2003

MARK L. SANDERS* Mark L. Sanders	Chairman of the Board of Directors	September 18, 2003

AJAY CHOPRA* Ajay Chopra	President, Broadcast and Professional Solutions Division, and Director	September 18, 2003

CHARLES J. VAUGHAN* Charles J. Vaughan	Director	September 18, 2003

JOHN C. LEWIS* John C. Lewis	Director	September 18, 2003

L. GREGORY BALLARD* L. Gregory Ballard	Director	September 18, 2003

L. WILLIAM KRAUSE* L. William Krause	Director	September 18, 2003

*By:	/s/ ARTHUR D. CHADWICK
Arthur D. Chadwick Attorney-In-Fact

EXHIBIT INDEX

Exhibit No.	Description
2.4(1)	Asset Purchase Agreement dated June 29, 2003 by and among Pinnacle Systems, Inc., SCM Microsystems, Inc. and Dazzle Multimedia, Inc.
4.1(2)	Preferred Share Rights Agreement, dated December 12, 1996, between Pinnacle Systems, Inc. and ChaseMellon Shareholder Services, L.L.C.
4.1.1(2)	Amendment No. 1 to Preferred Shares Right Agreement dated as of April 30, 1998 by and between Pinnacle Systems, Inc. and ChaseMellon Shareholder Services, L.L.C.
4.10(3)	Declaration of Registration Rights dated July 25, 2003 by and between Pinnacle Systems, Inc. and SCM Microsystems, Inc.
5.1(3)	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
23.1	Consent of Independent Auditors.
23.2(3)	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24.1(3)	Power of Attorney (included in the signature page to this registration statement).

(1)	Incorporated by reference to our Current Report on Form 8-K, as filed on August 8, 2003.
(2)	Incorporated by reference to our Registration Statement on Form 8-A as declared effective by the SEC on February 17, 1997 and as amended by Amendment No. 1 thereto on Form 8-A/A filed on May 19, 1998.
(3)	Previously filed.